                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE TO-T/A
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 26)

                           --------------------------
                         HALLWOOD REALTY PARTNERS, L.P.
                       (Name of Subject Company (Issuer))

                         High River Limited Partnership
                                 Barberry Corp.
                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                  Units Representing Limited Partner Interests
                         (Title of Class of Securities)

                                    40636T203
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

                  (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation*: $163,073,760      Amount of Filing Fee**:  $13,192.67

      * Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding units representing limited partner interests in Hallwood Realty Partners, L.P., including associated rights to purchase additional units under the Unit Purchase Rights Agreement dated as of November 30, 1990, as amended, between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as rights agent, at a price per unit of $100.00 in cash, less the 235,000 units held by High River Limited Partnership. As of April 30, 2004, there were 1,593,948 units outstanding (based upon the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission for the period ended March 31, 2004).

      ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, equals .00008090 multiplied by the value of the transaction.

      /X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $10,993.89        Filing Party: High River
                                          Limited Partnership,
                                          Barberry Corp. and Carl C.
                                          Icahn

Form or registration no.: Schedule TO-T   Date Filed: May 1, 2003

      / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      /x/   third-party tender offer subject to Rule 14d-1.

      / /   issuer tender offer subject to Rule 13e-4.

      / /   going-private transaction subject to Rule 13e-3.

      /x/   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1     NAME OF REPORTING PERSON
            High River Limited Partnership

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY


4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            PN

                      COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1     NAME OF REPORTING PERSON
            Barberry Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY


4     SOURCE OF FUNDS*

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            CO

                     COMBINED SCHEDULE TO AND SCHEDULE 13D

CUSIP No. 40636T203

1     NAME OF REPORTING PERSON
            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/

3     SEC USE ONLY


4     SOURCE OF FUNDS*
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER
                  0

      8     SHARED VOTING POWER
                  0

      9     SOLE DISPOSITIVE POWER
                  0

      10    SHARED DISPOSITIVE POWER
                  0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

14    TYPE OF REPORTING PERSON*
            IN

      This Amendment No. 26 amends and supplements the Tender Offer Statement filed May 1, 2003 on Schedule TO, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003, July 2, 2003, July 29, 2003, August 8, 2003,
August 19, 2003, October 2, 2003, October 20, 2003, November 17, 2003, December 4, 2003, December 12, 2003, December 19, 2003, January 16, 2004, January 23,
2004, February 3, 2004, February 27, 2004, March 23, 2004, April 2, 2004, April
16, 2004, April 22, 2004, May 27, 2004 and June 29, 2004 (the "Schedule TO"),
relating to an offer by High River Limited Partnership, a Delaware limited partnership ("Purchaser") to purchase any and all of the outstanding limited partner units ("Units") in Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Partnership") and the associated rights (the "Rights") to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between the Partnership and EquiServe Trust Company, N.A., as rights agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003 as amended by the Supplement to Offer to Purchase dated May 15, 2003 and the Supplement to Offer to Purchase filed with Amendment No. 2 (the "Offer Supplement") and in the related Letter of Transmittal, dated May 1, 2003, including the Instructions thereto, as it may be supplemented or amended from time to time, all as modified by press release dated August 19, 2003 filed with Amendment No. 9 and press release dated October 2, 2003 filed with Amendment No. 10.

      Unless otherwise stated below, the information set forth in the Schedule TO, including all schedules and annexes thereto, and the Offer Supplement is hereby expressly incorporated herein by reference in response to Items 1-9 and
Item 11 of this Amendment No. 26 to Schedule TO. You should read this Amendment No. 26 to Schedule TO together with the Schedule TO filed May 1, 2003, as amended May 15, 2003, May 23, 2003, May 28, 2003, June 11, 2003, June 27, 2003,
July 2, 2003, July 29, 2003, August 8, 2003, August 19, 2003, October 2, 2003,
October 20, 2003, November 17, 2003, December 4, 2003, December 12, 2003, December 19, 2003, January 16, 2004, January 23, 2004, February 3, 2004,
February 27, 2004, March 23, 2004, April 2, 2004, April 16, 2004, April 22,
2004, May 27, 2004 and June 29, 2004.

Item 4 is amended and supplemented as follows:

      The offer expired in accordance with its terms on July 19, 2004. No Units were purchased in the offer. On July 16, 2004, the Partnership announced the completion of the merger of the Partnership with a wholly owned subsidiary of HRPT Properties Trust. The merger agreement provides that, at the effective time, all Units are automatically cancelled and former holders of the Units cease to have any rights other than the right to receive the merger consideration.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HIGH RIVER LIMITED PARTNERSHIP
                                         By: Barberry Corp., its general partner

                                         /s/ Edward E. Mattner
                                         ------------------------------------
                                         Name:  Edward E. Mattner
                                         Title: Authorized Signatory

                                         BARBERRY CORP.


                                         /s/ Edward E. Mattner
                                         ------------------------------------
                                         Name:  Edward E. Mattner
                                         Title: Authorized Signatory


                                         /s/ Carl C. Icahn
                                         ------------------------------------
                                         Carl C. Icahn

Date: August 20, 2004

             [Signature Page to Schedule TO-T/A re tender offer for
                        Hallwood Realty Partners, L.P.]


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